Filed by Investindustrial Acquisition Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and Deemed Filed under Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Ermenegildo Zegna Holditalia S.p.A.

Form F-4 File No.: 333-259139

The following presentation will be made available by Ermenegildo Zegna Holditalia S.p.A. (“Zegna”) and Investindustrial Acquisition Corp. (“IIAC”) to financial analysts on November 23, 2021.

OUR ROAD Analyst presentation 23 November 2021 CONFIDENTIAL

OUR TEAM ERMENEGILDO GIANLUCA EDOARDO RODRIGO BAZAN ALESSANDRO THOM FRANCIS GROS CHRISTIAN LUCA LO CURZIO ANTONIO (GILDO) ZEGNA TAGLIABUE ZEGNA SARTORI BROWNE FODDIS GATTI Group CEO Group COO Chief Marketing, Thom Browne Zegna Thom Browne Region Head of Region Head of Region Head of IIAC Advisor EMEA and LatAm − Investindustrial and CFO Digital and CEO Artistic Director Founder & Chief APAC − North America − Sustainability Creative Officer Zegna Branded Zegna Branded Zegna Branded Managing Products Principal Officer Products Products 1 CONFIDENTIAL

TABLE OF CONTENTS 1. What makes Ermenegildo Zegna Group different 2. Our Road to tomorrow 3. Focus on Zegna 4. The Thom Browne factor 5. Focus on Zegna Group’s key regions 6. Key financials overview 2 C CO ON NF FIID DE EN NT TIIA AL L

OUR VISION, OUR ROAD …AND LET ME TELL YOU WHY WE WERE ALL WEARING A SUIT, AND TODAY I’M NOT… SECTION 1 3 C CO ON NF FIID DE EN NT TIIA AL L

4 CONFIDENTIAL

Zegna FW 2021 collection 5 CONFIDENTIAL

1 Strong footprint in Greater China Region Shenzhen MixC Hangzhou MixC Shanghai Taikoo Li Note: 6 1. Greater China Region (“GCR”) includes the following: the Chinese mainland, Hong Kong SAR, Macao SAR and Taiwan CONFIDENTIAL

Thom Browne FW 2021 collection 7 CONFIDENTIAL

Craftsmanship excellence 8 CONFIDENTIAL

1. What makes Ermenegildo Zegna Group different A UNIQUE OPPORTUNITY IN THE LUXURY SPACE 1. HERITAGE AND SUSTAINABILITY AT OUR CORE 4. OUR NATURAL PLATFORM FOR GROWTH IN THE LUXURY SPACE 2. OUR MADE IN ITALY LUXURY TEXTILE LABORATORY PLATFORM 5. OUR EXPERIENCED MANAGEMENT TEAM COMBINING FAMILY AND OUTSIDE TALENT 3. A GLOBAL GROUP AND PIONEER IN CHINA 9 CONFIDENTIAL

1.1 What makes Ermenegildo Zegna Group different 1 HERITAGE AND SUSTAINABILITY AT OUR CORE ACTIONS SPEAK LOUDER THAN WORDS * *Oasi Zegna was demerged as part of the real estate business disposition occurred prior to the consummation of a potential transaction 10 C CO ON NF FIID DE EN NT TIIA AL L

1.1 What makes Ermenegildo Zegna Group different

CONFIDENTIAL

1 HERITAGE AND SUSTAINABILITY AT OUR CORE

ACTIONS SPEAK LOUDER THAN WORDS

The Green Soul of Zegna[1]



Oasi Zegna[1]

30 times the size of Central Park



Zegna Forest

>500k trees planted

Circular and vertically integrated business model


Threads
15% waste
Fabric
cut outs
15% waste
Garments
15% waste
01
Prime Matter
Modify
Reuse
Upcycle
This is
#UseTheExisting
03
End of life
02
Creation

#UseTheExisting - Zegna's commitment to use more and more natural and technical materials, made with **innovative processes**, coming from **pre-existing sources**, to achieve the goal of **zero waste**



Achillfarm[2] – a 2,500-hectare farm home to about **10,000 Merino sheep** – in the supply chain for full visibility of the whole production cycle

Our community



Fondazione Zegna

21 projects funded since inception and **9 in 2020**

Zegna founders scholarship[3]

Commitment to donate **€25m over 25 years** to Italian university graduates for postgraduate studies or research – **200 students awarded scholarships since inception**

WE ARE WORKING ON A SUSTAINABILITY REPORT AND DETAILED SUSTAINABILITY TARGET PLAN — TO BE RELEASED IN 2022

Ermenegildo Zegna Group

Source: Company information

Notes:

1. Oasi Zegna was demerged as part of the real estate business disposition occurred prior to the consummation of a potential transaction
2. Achillfarm was demerged on November 1, 2021 as part of the real estate business disposition. Zegna will continue to source raw materials from Achillfarm following such demerger
3. The Zegna founders scholarship is an initiative funded by Fondazione Zegna, a charitable organization that is not part of the Zegna Group

11

1.2 What makes Ermenegildo Zegna Group different 2 THE MADE IN ITALY LUXURY TEXTILE LABORATORY PLATFORM OUR UNIQUE STORY OF VERTICAL INTEGRATION FROM SHEEP TO SHOP, FROM MEN TO TERRITORY, FROM FACTORY TO PEOPLE This is our founder's original dream: a fully integrated structure connecting animals to humans, the natural environment to local communities, with a circular supply chain 12 12 C CO ON NF FIID DE EN NT TIIA AL L

1.2 What makes Ermenegildo Zegna Group different 2 THE MADE IN ITALY LUXURY TEXTILE LABORATORY PLATFORM OUR UNIQUE STORY OF VERTICAL INTEGRATION OUR OWN LUXURY TEXTILE LABORATORY Serving proprietary brands Long-standing and historical… PROCUREMENT ✓ Privileged procurement of finest fibres and fabrics ✓ Long-standing relationships with suppliers ✓ Enhanced traceability and quality control of the raw materials Potential new acquisitions … enhanced by recent acquisitions RESEARCH AND INNOVATION ✓ Strong R&D focused on innovation and research ✓ Diversification of exposure to luxury sector trends Top luxury players as key clients MANUFACTURING ✓ Modular approach to the manufacturing process depending on production needs Potential new acquisitions ✓ Flexible, circular & sustainable supply chain 1 ~250 people dedicated to R&D and others Source: Company information 13 Note: 1. As of Jan-21 CONFIDENTIAL

1.2 What makes Ermenegildo Zegna Group different

CONFIDENTIAL

2 THE MADE IN ITALY LUXURY TEXTILE LABORATORY PLATFORM

OUR KEY INNOVATION INITIATIVES

#UseTheExisting

making the dream of zero waste possible


01
Prime Matter
Threads
15% waste
Fabric
cut outs
15% waste
Garments
15% waste
Modify
Reuse
Upcycle
This is
#UseTheExisting
03
End of life
02
Creation

"This garment includes natural discarded materials, which have been reused with innovative processes"

Winner of the ADI Design Index 2020 Innovation Award

Made-to-Measure

the king of services



- *MtM garment in <4 weeks*
- *~10% of Zegna Branded Products revenues with an efficient business model and no waste*
- *From formal to leisurewear & accessories*

Digitalization of the garment

from design, to sampling and customer customization


1
SWATCHBOOK
2
PATTERN-BASED
3D SAMPLES
3
UPLOAD GARMENTS
RENDERING
4
VIRTUAL FITTING
5
CONSUMER
AVATARS

Ermenegildo Zegna Group

Source: Company information

14

1.3 What makes Ermenegildo Zegna Group different

CONFIDENTIAL

3 A GLOBAL GROUP AND PIONEER IN CHINA

Zegna Group presence in Greater China

Zegna Group 2021E Apparel & Accessories revenue[1] split by region (€m)


Rest of APAC
9%
Greater China Region
51%
Americas
15%
€1,041m[1]
EMEA
25%
1990s
Launched in China
104
DOS footprint in Greater China Region[2]
~2x larger penetration in Greater China Region vs. the market

Global Personal Luxury Goods Market in 2021E (€bn)

In the medium term


Greater China
23-26%
€250-295bn
Chinese consumers will represent 46-48% of the global personal luxury goods market in 2025E[5]

Zegna brand performance in China vs. Selected Peers[3]


Brand Awareness
92% Gen Z awareness
86% Millennials awareness
97%
97%
96%
86%
73%
72%
71%
Ermenegildo Zegna
Net Promoter Score[4]
50%
49%
43%
41%
38%
22%
22%
Ermenegildo Zegna

Sources: Management estimates as of Jun-21 for 2021E Zegna business plan, global market estimates and respective split by geography; Kantar 2021 Survey for brand awareness and NPS scores.

Notes:

1. Based on Zegna Branded Products and Thom Browne Segment, excluding Textile & Strategic Alliances
2. Estimated number of Zegna and Thom Browne DOS at 2021 year-end
3. Selected peers only, including Gucci, Hermès, Louis Vuitton, Moncler, Brunello Cucinelli and Loro Piana
4. % resulting from subtracting the % of brand detractors from the % of brand promoters. Brand promoters and detractors are determined through a survey measuring on a scale from 0 to 10 how likely a consumer is to recommend a brand to a friend or a colleague (from 0 to 6 is a detractor; from 9 to 10 is a promoter)
5. Based on Bain-Altagamma worldwide luxury market monitor, 2020 edition; Chinese consumers demand over both purchases at home and travel

Ermenegildo Zegna Group

15

1.4 What makes Ermenegildo Zegna Group different

CONFIDENTIAL

4 OUR NATURAL PLATFORM FOR GROWTH IN THE LUXURY SPACE

THOM BROWNE.
NEW YORK

WHY THOM BROWNE?

- Increase exposure to a new younger customer base
- Established iconic brand with strong growth potential
- Potential across channels (*DTC*[2]) and categories (*Womenswear & Accessories*)
- Leverage on and further develop digital strength


(Revenues, US$m)[1]
~2x
139
271
Before acquisition
(2018A)
Today
(2021E)

The benefits of the Ermenegildo Zegna Group Platform:

- ✓ Fully-fledged "modular" luxury textile laboratory
- ✓ Primary knowledge of the Chinese market
- ✓ Capabilities to act as technology layer
- ✓ Scalability, industrial and retail expertise

Ermenegildo Zegna Group

Sources: Company information and Management estimates as of Jun-21 for 2021E Zegna business plan
Notes:
1. Including royalties
2. Stands for "direct-to-consumer"

16

SECTION 2 17 CONFIDENTIAL

2. Our Road to tomorrow OUR ROAD TO TOMORROW – BUSINESS PLAN WITH MULTIPLE TOUCHPOINTS Key positive market tailwinds Key growth levers 1 PRODUCT CATEGORIES and MADE-TO-MEASURE Casualisation + 2 SALES CHANNEL MIX + 3 Digital & Direct Contact GEOGRAPHICAL FOOTPRINT = 4 PROFITABILITY China Inorganic opportunities ACQUISITIONS Sources: Company information, Bain-Altagamma worldwide luxury market monitor, Spring Update 2021 edition 18 Organic growth CONFIDENTIAL

2.1 Our Road to tomorrow

1 LEISUREWEAR: OUR LONG-TERM OPPORTUNITY

- The Group's main reference market is luxury menswear and accessories
- Growth of luxury menswear has been supported by casualwear, while formalwear has been in structural decline and has now started to stabilize post Covid
- Zegna has successfully managed the transition from formalwear to casualwear


CONFIDENTIAL

FROM STATUS... → ...TO COMFORT

	2016A	2019A	2023E
ZEGNA LUXURY LEISUREWEAR	38%	45%	53%
ZEGNA LEATHER ACCESSORIES[1]	15%	14%	17%
ZEGNA FORMALWEAR	44%	38%	27%

May 2021 YTD Luxury Leisurewear @ 51%

as a % of revenues[2]

At the forefront of the modern man – from tailoring to leisurewear

Sources: Company information and Management estimates as of Jun-21 for 2023E Zegna business plan
Notes:
1. Shoes, belts, bags and small and large leather goods
2. Based on Zegna Branded Products revenues (including Licensed goods, Royalties and other Zegna Branded Products that, in addition to the above-mentioned categories, are worth ca. 3% on revenues)

Ermenegildo Zegna Group

19

ibdroot\projects\IBD-LN\roland2021\674153_1\22. Investor Day Materials\2021.11 Zegna Investor Day - GS Draft v4.pptx 2.1 Our Road to tomorrow 1 MADE-TO-MEASURE: OUR KEY COMPETITIVE ADVANTAGE MTM/MTO Peer 1 Peer 2 Peer 3 Peer 4 Peer 5 ˜˜˜˜˜ TAILORED JACKETS ˜ Limited Limited Limited Limited Limited OUTERWEAR ˜˜˜ JERSEY ˜ KNITWEAR ˜˜˜˜˜ DENIM ˜ LLC ˜˜˜ SHOES ˜˜˜˜ 1 Service 3-4 weeks 4-7 weeks 5 weeks na 6-8 weeks na Source: Company information ˜ MTM − Made-to-measure˜ MTO − Made-to-order 20 Notes: 1. 2 weeks with Ultra Fast CONFIDENTIAL

2.1 Our Road to tomorrow 1 ZEGNA BELONGS TO TODAY OUR NEW ERA ONE BRAND Why? Goal Business impacts ✓ Streamlined and focused collection ONE BRAND ✓ Different average selling prices together with visual similarity disorient the clients ✓ Unique and immediately recognizable brand Entry price ✓ Creation of new iconic products ✓ Wider customer reach # of SKUs ✓ Strengthen customer loyalty Current situation Positive development vs. current situation Source: Company information 21 21 CONFIDENTIAL

Company/Rodrigo to review 2.1 Our Road to tomorrow 1 HOW WE WILL GROW THE THOM BROWNE BRAND Expansion Womenswear of clients Brand awareness & Accessories • Continue the successful • Pursue a very significant • Expand brand development of our expansion of clients, awareness and product strategies with without losing the current customer base further growth in very loyal and significant Womenswear and client base Accessories • Customer Value Management program “Thomness” Wholesale DTC growth • Continue to employ a unique • Continue to focus building • Maintain wholesale with expression of classic and highly growth in DTC, both in retail limited volume to use as creative tailoring and and e-business through platform for global visibility sportswear inspired by various platforms and awareness modernity and mid-century aesthetics while catering to a very wide range of clients Source: Company information 22 22 C CO ON NF FIID DE EN NT TIIA AL L ibdroot\projects\IBD-LN\roland2021\674153_1\22. Investor Day Materials\2021.11 Zegna Investor Day - GS Draft v4.pptx 2.2 Our Road to tomorrow 2 OUR SALES CHANNEL MIX − CONSOLIDATING TOWARDS A DTC FOCUSED MODEL • Focus on productivity 1 Reinforced as Other 17% • E-commerce acceleration predominant • Footprint expansion for Thom channel thanks to 2019A DTC DTC drivers Core revenues split Browne evolution to 62% by channel Wholesale (€1,306m) multiple 21% • Benefit from progressive touchpoints wholesale shift to concessions and omnichannel approach • Selective expansion of Thom 1 Other Browne 13% • Zegna’s wholesale channel Modernising to recovery to 2019 levels Wholesale 2023E Wholesale remain a key Core revenues split DTC = 21% by channel drivers • Recovery of the Travel Retail 65% channel (€1,476m) channel in APAC • Growing importance of concession model Source: Company information and Management estimates as of Jun-21 for 2023E Zegna business plan 23 Notes: See Appendix for important information about Core and other non IFRS financial metrics 1. Other includes Textile & Strategic Alliances and Other Minor CONFIDENTIAL

ibdroot\projects\IBD-LN\roland2021\674153_1\22. Investor Day Materials\2021.11 Zegna Investor Day - GS Draft v4.pptx 2.3 Our Road to tomorrow 3 OUR ATTRACTIVE GEOGRAPHICAL FOOTPRINT Personal Luxury Goods Market Evolution (€bn) Zegna Group Core Revenues Evolution by Geography 1 Other 1 % Global Market 15% 23% 23-26% 30-33% 17% Greater China Region 380 Americas 2019A 34% 360 €1,306m 16% Rest of 295 EMEA 281 APAC 23% 10% 250 217 Commitment to growth in the US market, leveraging great customer responsiveness and wholesale distribution evolution Continued focus on local consumer in EMEA 76 Catch-up opportunity in the rest of APAC 1996 2019 2020 2021 2025 Attractive exposure to the fast-growing Chinese market while maintaining a globally diversified portfolio Sources: Bain-Altagamma worldwide luxury market monitor, Spring Update 2021 edition for global market size 1996, 2019, 2020E, 2021E; Market estimates for global market size 2025E and for China’s share of the global market; Company information 24 Notes: See Appendix for important information about Core and other non IFRS financial metrics 1. Other includes Textile & Strategic Alliances and Other Minor 2. CAGR calculated using the midpoint values for 2021E and 2025E CONFIDENTIAL

2.4 Our Road to tomorrow 4 MULTIPLE LEVERS SUPPORTING OUR PROFITABILITY EXPANSION Pricing leverage Revenue density increase High-end quality 110 years of excellence One Brand strategy supported by best-in-class Pricing & mix leverage heritage benefits craftmanship Vertical integration Prime global brand providing full control of Focus on retail KPIs awareness value chain Channel mix Scale DTC Core revenues as % of total Core revenues 2021E 2023E DTC DTC 65% 62% Core Adj. EBIT 9% 12% 1 margin (%) Top line 2019A 2023E Price increase Cost increase at a expansion & Product mix lower growth rate than revenues Continued focus on DTC Sources: Company information and Management estimates as of Jun-21 for 2021E and 2023E Zegna business plan 25 Note: See Appendix for important information about Core and other non IFRS financial metrics 1. Defined as Core Adj. EBIT / Core revenues CONFIDENTIAL

2. Our Road to tomorrow GROWTH LEVERS CLEARLY REFLECTED IN OUR FINANCIAL TARGETS Core revenues (€m) Core Adj. EBIT (€m) 1,476 9% 12% 1,207 173 652 55 554 111 306 31 230 119 518 80 423 2021E 2023E 2021E 2023E 1 2 3 Zegna Luxury Leisurewear Thom Browne Other categories Zegna Thom Browne Core Adj. EBIT margin (%) x% Sources: Company information and Management estimates as of Jun-21 for 2021E and 2023E Zegna business plan Notes: See Appendix for important information about Core and other non-IFRS financial metrics 1. Includes Zegna Leather Accessories, Zegna Formalwear, Other Zegna Branded Products, Textile, Strategic Alliances and eliminations for transactions between the Zegna segment and the Thom Browne segment, and other minor business belonging to the Zegna Segment 26 2. The Zegna Segment includes Zegna Branded Products, Textile and Strategic Alliances, accounting adjustments and others 3. Defined as Core Adj. EBIT / Core revenues CONFIDENTIAL

Focus on Zegna SECTION 3 27 C CO ON NF FIID DE EN NT TIIA AL L

3. Focus on Zegna FROM TAILORING TO LUXURY LEISUREWEAR OUR HERO PRODUCTS 28 CONFIDENTIAL

3. Focus on Zegna FROM TAILORING TO LUXURY LEISUREWEAR BEYOND BOUNDARIES 29 CONFIDENTIAL

3. Focus on Zegna FROM TAILORING TO LUXURY LEISUREWEAR FASHION SHOW 30 CONFIDENTIAL

3. Focus on Zegna FROM TAILORING TO LUXURY LEISUREWEAR HOLIDAY SEASON IN OASI 31 CONFIDENTIAL

3. Focus on Zegna FROM TAILORING TO LUXURY LEISUREWEAR OUR NEW RETAIL EXPERIENCE Boston Shanghai Dubai 32 CONFIDENTIAL

3. Focus on Zegna ZEGNA BELONGS TO TODAY THE (RE)SET In order to retain its relevance, strengthen positioning and attract new customers, we believe a brand needs to… A B C …create iconic products …focus on being recognized visually …attract new customers that define you ONE BRAND ONE MESSAGE WITH RECOGNIZABLE SIGNS Source: Company information 33 CONFIDENTIAL

3.A Focus on Zegna ZEGNA BELONGS TO TODAY OUR NEW ERA TODAY TOMORROW ONE BRAND A STRONG SINGLE BRAND, WITH A NEW SIGNIFIER EXPECTED TO BE LAUNCHED SOON Source: Company information 34 34 CONFIDENTIAL

3.B Focus on Zegna ZEGNA BELONGS TO TODAY CREATING OUR ICONS The Triple Stitch: a successful iconic product delivering superior growth Triple Stitch sneakers have been extremely successful, as demonstrated by the superior growth they generated across channels despite COVID-19 Triple Stitch collection 2019 2020 2021E # pairs sold 1 (thousands, globally) 52.5 16.7 14.8 Source: Company information and Management estimates as of Jun-21 for 2021E Zegna business plan Note: 35 35 1. Based on Retail and Wholesale revenues CONFIDENTIAL

3.C Focus on Zegna ZEGNA BELONGS TO TODAY ATTRACTING NEW CUSTOMERS ZEGNA X FEAR OF GOD collaboration - Data points on a successful initiative Key KPIs Collection revenues split Best selling items 1 By region (%) REST OF APAC 10% EMEA 10% AMERICAS 18% GREATER CHINA REGION 62% 1 By channel (%) By customer base (%) Organic reach EXISTING CUSTOMERS OFFLINE of 100 million users 2 (AOV €1,800) 62% 12% Acquired 15,000 new younger Fear Of God users Sold out aged 18-34 ONLINE NEW CUSTOMERS 2 after 2 days 38% (AOV €1,000) 88% Source: Company information 36 36 Notes: 1. Refers to DTC only 2. Stands for “Average Order Value” CONFIDENTIAL

3. Focus on Zegna ZEGNA BELONGS TO TODAY OUR OMNICHANNEL STRATEGY A B Seamlessly integrated across multiple touchpoints Key third parties Clienteling App & Remote Sales Current E-Concessions One Brand Strategy, new Logo and Signifier – • Full-fledged roll-out of clienteling app started Main visibility element to drive the change and in March 2021 and to be completed by evolution of Zegna December 2021 Website, Digital Media and Social– – 70% of full-price stores completed, as of Brand Booster and Key Channel October 2021 to push the new Icons Zegna.com and Key 3rd Parties– omni enablers – 60% of sales staff trained and assigned a A Build a digital commercial ecosystem to sustain customer portfolio to manage strong revenue growth • About 100k customers contacted since roll- MTM and Omnichannel Services– out Book an appointment in store, Click and Pick-up Current E-Tailers in store • Outreach and Remote Sales represent an increasing percentage of full-price store Clienteling App & Remote Sales – B revenues, correlated with digital technologies Key service tool boosting loyalty and engagement introduced during the last 20 months EXCLUSIVITY AND SELECTIVITY DRIVE OUR DISTRIBUTION STRATEGY Source: Company information 37 CONFIDENTIAL

The Thom Browne factor SECTION 4 38 CONFIDENTIAL

4. The Thom Browne factor DISTINCTIVE MODERN LUXURY The Thom Browne Team Source: Company information 39 CONFIDENTIAL

4. The Thom Browne factor DISTINCTIVE MODERN LUXURY Womenswear 26% 30% 38% as % of revenues ~15% CAGR ~25% 361 CAGR 271 139 Revenues 1 (US$m) Before acquisition Today Tomorrow (2018A) (2021E) (2023E) +~4% +~4% 2 Adj. EBIT as % of ~10% 14% 18% revenues +44 +25 3 Total retail network 32 76 101 ✓ Full integration ✓ Embodies Zegna’s ✓ Successfully leveraged The benefits of a strong fit with Zegna’s innovation and Zegna’s primary with the Zegna platform luxury textile digital initiatives knowledge of the laboratory Chinese market Source: Company information and Management estimates as of Jun-21 for 2021E and 2023E Zegna business plan Notes: See Appendix for important information about Core and other non-IFRS financial metrics 1. Includes royalties 2. Refers to 2019; includes the impact of an €8m charge recognized in the 2019 profit and loss relating to the purchase 40 40 price step-up of the fair value of the inventory in 2019 as part of the PPA of the Thom Browne acquisition 3. Includes DOS, franchised and travel retail stores, as well as shop-in-shop concessions CONFIDENTIAL

4. The Thom Browne factor DISTINCTIVE MODERN LUXURY A creative, thought-provoking designer with a strong tailoring aesthetic, Thom Browne is recognized for creating and establishing a new silhouette in menswear Source: Company information 41 41 CONFIDENTIAL

4. The Thom Browne factor DISTINCTIVE MODERN LUXURY Craftmanship Source: Company information 42 CONFIDENTIAL

4. The Thom Browne factor DISTINCTIVE MODERN LUXURY Brand awareness Cardi B Danai Gurira Maisie Williams Janelle Monàe OBJ Timothée Chalamet Pusha T Cole Sprouse Brie Larson Xiao Wen Ju Kristen Stewart Liu Wen LaKeith Stanfield Lee Pace LeBron James BTS Source: Company information 43 CONFIDENTIAL

Rodrigo Bazan to review 4. The Thom Browne factor DISTINCTIVE MODERN LUXURY The store is unexpected, yet designed to feel like the interior of a home; always protected from view with either venetian blinds or a marble façade Source: Company information 44 44 CONFIDENTIAL CONFIDENTIAL

Focus on Zegna Group’s key regions SECTION 5 45 C CO ON NF FIID DE EN NT TIIA AL L

5. Focus on Zegna Group’s key regions 1 2 ZEGNA BRANDED PRODUCTS : FOCUS ON EMEA As of June 30, 2021 Our strategic initiatives in the region Experiencing recovery driven by local consumers on the back of well received products/collections Focus on store productivity leveraging a new and successful assortment, One Brand and CRM, with fine tuning of store footprint 14 2 4 6 Channel - Focus on DTC, with particular attention to e-commerce; 2 2 2 close collaboration also with Wholesale partners and Franchisees, 3 14 making the most of the One Brand strategy’s momentum 2 3 4 3 6 3 Product - Focus on MTM and key Iconic categories (knitwear, jersey, 10 18 2 overshirts, sneakers) across all Channels, with a lower share of 3 2 16 3 2 seasonal items 2 2 2 Markets - Focus on fastest growing areas, including UAE, Russia and 2 Saudi Arabia 2 DTC Wholesale monobrand 3 6 HQ 2 Source: Company information Notes: African continent: 4 wholesale locations 46 1. Zegna Branded Products include apparel, bags, shoes and small and large leather goods, as well as licensed goods and royalties 2. EMEA includes EU countries, the United Kingdom, Switzerland, the countries of the Balkan peninsula, Eastern Europe countries and Scandinavian countries not belonging to the EU, Russia, former Soviet Republics, Turkey, Middle Eastern countries and Africa CONFIDENTIAL

5. Focus on Zegna Group's key regions

CONFIDENTIAL

ZEGNA BRANDED PRODUCTS[1]: FOCUS ON APAC[2]

As of June 30, 2021


6
83
20
27
3
4
2
3
3
3
5
DTC
Wholesale monobrand

Our strategic initiatives in the region

Growth in China to remain key focus – Organic growth, with opportunities in travel retail and with very selective expansion into new cities; leverage of Hainan's travel retail boom

Boost awareness and image to capture increasingly younger consumers – New store format, new element (Oasi) and presence in model retailing concept malls

Digital – Continue to upgrade WeChat functionalities and performance

Made-to-measure – Continue leadership in this area; luxury leisurewear already representing a very significant and growing percentage of MTM orders

Leverage ongoing store optimisation and productivity improvement thanks to store size rationalization, with a focus on assortment

Ermenegildo Zegna Group

Source: Company information

Note:

1. Zegna Branded Products include apparel, bags, shoes and small and large leather goods, as well as licensed goods and royalties
2. APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries

47

5. Focus on Zegna Group’s key regions 1 2 ZEGNA BRANDED PRODUCTS : FOCUS ON AMERICAS As of June 30, 2021 Our strategic initiatives in the region 9 One Brand to drive heightened awareness and expand customer reach Channel − Strong focus on DTC through solid organic growth and 50 move to concessions; our “concession” journey started in 2020, with a 26 target of high teens % penetration by 2022 Product − Maintain focus on Luxury and Casualization, with luxury leisurewear to represent over half of ready-to-wear revenues and average selling price growing double digit since 2019 11 2 10 3 Consumer − Focus and increase penetration of new customer acquisition and domestic customers Focus on profitability − Excellent cost control and efficiency streamlined across the region, resulting in lower break-even point DTC Wholesale monobrand Source: Company information Note: 48 1. Zegna Branded Products include apparel, bags, shoes and small and large leather goods, as well as licensed goods and royalties 2. Americas include the United States of America, Canada, Mexico, Brazil, and other Central and South American countries CONFIDENTIAL

5. Focus on Zegna Group’s key regions THOM BROWNE WORLDWIDE STORE DISTRIBUTION As of June 30, 2021 2 5 3 2 3 3 20 15 14 8 2 2 DTC Wholesale monobrand Source: Company information 49 CONFIDENTIAL

Key financials overview SECTION 6 50 CONFIDENTIAL

6. Key financials overview

CONFIDENTIAL

OUR ROAD TO TOMORROW – BUSINESS PLAN WITH MULTIPLE TOUCHPOINTS

Key positive market tailwinds	Key growth levers	Brand	Detail by brand
Organic growth: Casualisation	PRODUCT CATEGORIES and MADE-TO-MEASURE	Zegna	Luxury Leisurewear & Leather Accessories
		THOM BROWNE. NEW YORK	Womenswear and accessories
	+		
Organic growth: Digital & Direct Contact	SALES CHANNEL MIX	Zegna	Retail footprint optimization & digital acceleration
		THOM BROWNE. NEW YORK	Direct-to-consumer (DTC) expansion (retail & online)
	+		
Organic growth: China	GEOGRAPHICAL FOOTPRINT	Zegna	China leadership and domestic customers growth in Americas and EMEA
		THOM BROWNE. NEW YORK	Global brand awareness push
	=		
	PROFITABILITY	Zegna	Pricing leverage; Revenues density increase, Cost efficiency
		THOM BROWNE. NEW YORK	Pricing / Channel mix; Scale
Inorganic opportunities	ACQUISITIONS	Zegna	New brands acquisitions
		THOM BROWNE. NEW YORK	Further vertical integration

Ermenegildo Zegna Group

Sources: Company information, Bain-Altagamma worldwide luxury market monitor, Spring Update 2021 edition

51

6. Key financials overview ZEGNA GROUP’S NUMBERS AT A GLANCE 2021E 2021E 1 Greater China Region share of Core revenues 2 Apparel & Accessories revenues €1,207m 51% (vs. 41% in 2019) 2021E 2021E 3 DTC share of Apparel & Core Adj. EBITDA 2 Accessories revenues €264m 77% (vs. 74% in 2019) 2021E 2021E 4 Core net financial indebtedness Core Adj. EBIT €111m €84m Sources: Company information and Management estimates as of Jun-21 for 2021E Zegna business plan Notes: See Appendix for important information about Core and other non-IFRS financial metrics 1. Includes €8m eliminations between Segments 2. Based on Zegna Branded Products and Thom Browne Segment, excluding Textile & Strategic Alliances 3. Includes e-commerce revenues 52 4. Computed as (+) debt items (-) cash items; includes €92m one-off cash outflows, i.e. €43m related to purchase price and related charges for the acquisition of 50% of the New Bond Street (London) building, €6m cash contribution to Agnona, €32m related to the acquisition of a 5% stake in Thom Browne and €11m impact from Ubertino’s 60% stake acquisition and Biagioli’s 40% stake acquisition; does not include the €9.6m cash-out related to the purchase of an additional 10% interest in Lanificio Ermenegildo Zegna e Figli S.p.A. to be paid by the end of 2021 CONFIDENTIAL

6. Key financials overview ZEGNA GROUP KEY FINANCIALS Core revenues (€m) Core Adj. EBIT (€m) +11% (23%) +20% +11% +10% 9% 9% 2% 9% 11% 12% including Thom Browne 12 1 months contribution 1,476 173 1,342 1,271 1,306 142 1,207 1,173 1 112 111 1,005 109 24 2018A 2019A 2020A 2021E 2022E 2023E 2018A 2019A 2020A 2021E 2022E 2023E 262 282 193 264 312 354 2 x% x% x Core revenues y-o-y growth (%) Core Adj. EBIT margin (%) Core Adj. EBITDA (€m) Sources: Company information and Management estimates as of Jun-21 for 2021E-2023E Zegna business plan 53 Notes: See Appendix for important information about Core and other non-IFRS financial metrics 1. Reported figures include 1 month contribution from Thom Browne in 2018, given it was consolidated in Zegna Group financials starting from 30-Nov-18 2. Defined as Core Adj. EBIT / Core revenues CONFIDENTIAL

6. Key financials overview ZEGNA GROUP 1H 2021 REPORTED RESULTS (2021 vs 2020) Revenues (€m) Adj. EBIT (€m) +50% as % of revenues 603 67 11% 143 28 20% 402 63 39 8% 1 466 342 (53) (52) 1 1 (5) 1H 20A 1H 21A (3) 1H 20A 1H 21A Zegna Segment Thom Browne Segment Zegna Group Inter-segment eliminations Sources: Company information and Press release 54 Notes: See Appendix for important information about non-IFRS financial metrics 1. Inter-segment eliminations CONFIDENTIAL

6. Key financials overview

ZEGNA GROUP

CORE REVENUES EVOLUTION BY PRODUCT CATEGORY (€m)



+3.1% CAGR
CAGR 2019A-23E
growth mostly driven by knitwear, outerwear, jersey, "new jackets" and "new trousers"
growth mostly driven by sneakers
Zegna Branded Products¹
growth mostly driven by further DTC, womenswear and accessories expansion
€94m including intercompany Textile sales to the Zegna and Thom Browne brands
Textile & Strategic Alliances 206
Zegna Branded Products¹ 921
1,306
97
18
110
161
28
351
129
413
1,207
75
15
76
151
230
19
249
120
423
811
95
45
12
9
76
28
4
1,476
54
19
126
180
306
27
261
165
518
972
(14%)
+4%
+17%
(0%)
(7%)
+6%
+6%
2019A
2021E
Zegna Luxury Leisurewear
Zegna Leather Accessories
Zegna Formalwear
Other Zegna Branded Products²
Thom Browne
Textile & Strategic Alliances
Other minor³
2023E
Zegna Luxury Leisurewear
Zegna Leather Accessories
Zegna Formalwear
Other Zegna Branded Products²
Thom Browne
Textile & Strategic Alliances
Other minor³
Textile
Strategic Alliances

Sources: Company information and Management estimates as of Jun-21 for 2021E and 2023E Zegna business plan
Notes: See Appendix for important information about Core and other non-IFRS financial metrics
1. Zegna Branded Products include apparel, bags, shoes and small and large leather goods, as well as licensed goods and royalties
2. Includes licensed goods, royalties and other Zegna products
3. Includes eliminations for transactions between Zegna Segment and Thom Browne Segment, and other minor business belonging to the Zegna Segment

Ermenegildo Zegna Group

55

6. Key financials overview ZEGNA GROUP CORE REVENUES EVOLUTION BY GEOGRAPHY ( (€ €M m)) +3.1% CAGR CAGR 2019A-23E 4 1,476 28 45 88 19 54 (14%) 44 1,306 180 60 126 +4% 18 1,207 Textile & 97 Strategic 15 (2%) 200 75 110 Alliances 151 • return to pre-COVID levels 76 206 • Americas decline vs. 2019 Wholesale 213 155 (and FX) 348 +4% 260 302 140 +3% 96 126 +8% 590 530 441 46% 51% 41% // 1 2019A 2021E Greater China Rest of APAC EMEA Americas Textile & Other minor 2023E Strategic Alliances Region 1 Greater China Region Rest of APAC EMEA Americas Textile & Strategic Alliances Other minor Textile Strategic Alliances 2 x Greater China Region revenues as a % of Apparel & Accessories revenues Sources: Company information and Management estimates as of Jun-21 for 2021E and 2023E Zegna business plan 56 Notes: See Appendix for important information about Core and other non-IFRS financial metrics 1. Includes eliminations for transactions between Zegna Segment and Thom Browne Segment, and other minor business belonging to the Zegna Segment 2. Based on Zegna Branded Products and Thom Browne Segment, excluding Textile & Strategic Alliances CONFIDENTIAL

6. Key financials overview ZEGNA GROUP CORE ADJ. EBIT EVOLUTION From 2019A to 2020A Adj. EBIT From 2020A to 2021E Adj. EBIT From 2021E to 2023E Adj. EBIT Dec-YE COVID-19 Breakup Recovery Phase Expansion Phase 2019A 2020A 2021E Starting Core Adj. EBIT 9% 2% 9% €112m €24m €111m ∆ revenues ~(€300m) ~+€200m ~+€270m 1 ∆ gross margin % Spring 2020 inventory impact Country & Channel mix Price increase & Product mix 2 Positive leverage with cost increase ∆ opex Cost efficiency Slight bounce-back of costs, but still (marketing, digital, retail expansion) at a (contingent and structural) structurally below 2019 lower growth rate than revenues 2020A 2021E 2023E Ending Core Adj. EBIT 2% 12% 9% €24m €111m €173m 3 Positive impact on Adj. EBIT Negative impact on Adj. EBIT Reference year x Core Adj. EBIT margin (%) 20XX Sources: Company information and Management estimates as of Jun-21 for 2021E and 2023E Zegna business plan Notes: See Appendix for important information about Core and other non-IFRS financial metrics 57 1. Defined as revenues net of cost of goods sold and charges related to obsolete stock 2. Defined as selling expenses, general & administrative expenses, marketing cost and depreciation not included in cost of goods sold 3. Defined as Core Adj. EBIT / Core revenues CONFIDENTIAL

6. Key financials overview 1 FOCUS ON ZEGNA SEGMENT KEY FINANCIALS Core revenues (€m) Core Adj. EBIT (€m) (0%) (28%) +18% +10% +9% 9% 8% n.m. 8% 9% 10% 119 1,179 1,153 1,150 1,082 108 985 97 96 834 80 (5) 2018A 2019A 2020A 2021E 2022E 2023E 2018A 2019A 2020A 2021E 2022E 2023E 2 x% Core revenues y-o-y growth x% Core Adj. EBIT margin Sources: Company information and Management estimates as of Jun-21 for 2021E-2023E Zegna business plan Notes: See Appendix for important information about Core and other non-IFRS financial metrics 58 1. The Zegna Segment includes Zegna Branded Products, Textile and Strategic Alliances, accounting adjustments and others 2. Defined as Core Adj. EBIT / Core revenues CONFIDENTIAL

6. Key financials overview FOCUS ON THOM BROWNE SEGMENT KEY FINANCIALS Revenues (€m) Adj. EBIT (€m) 1 2 +37% +12% +28% +17% +14% n.m. 10% 16% 14% 17% 18% 306 268 55 230 46 including Thom Browne 3 12 months contribution 180 161 31 29 117 • 2 Thom Browne consolidated 16 since 30-Nov-18 19 3 19 n.m. 2018A 2019A 2020A 2021E 2022E 2023E 2018A 2019A 2020A 2021E 2022E 2023E x% x% 4 Revenues y-o-y growth Adj. EBIT margin Sources: Company information and Management estimates as of Jun-21 for 2021E-2023E Zegna business plan Notes: See Appendix for important information about Core and other non-IFRS financial metrics 1. Y-o-y growth on full 12 months 2018A Thom Browne contribution 59 2. Includes the impact of an €8m charge recognized in the 2019 profit and loss relating to the purchase price step-up of the fair value of the inventory in 2019 as part of the PPA of the Thom Browne acquisition 3. Reported figures include 1 month contribution from Thom Browne in 2018, given it was consolidated in Zegna Group financials starting 30-Nov-18; EBIT 1-month contribution for 2018 of €1m 4. Defined as Adj. EBIT / Revenues CONFIDENTIAL

THANK YOU 60 CONFIDENTIAL

Appendix — Operations 61 C CO ON NF FIID DE EN NT TIIA AL L

CONFIDENTIAL

A LEADING, INNOVATIVE AND INTEGRATED GROUP…

The Group at a glance

€1.2bn
2021E Core revenues

€264m
2021E Core Adj. EBITDA

276[5]
Core Directly Operated Stores (DOS) at 2020 year-end

~6,050
Total employees[6]



Strategic Alliances 6%
Other² 1%
Textile 6%
THOM BROWNE. Segment 19%
Revenue split by product category (2021E)
ZEGNA Segment 81%
ZEGNA Branded Products¹ 67%



Rest of APAC 9%
Americas 15%
Apparel & Accessories revenue split by geography (2021E)⁴
EMEA 25%
Greater China Region 51%

Ermenegildo Zegna Group

ZEGNA SEGMENT

Zegna

Branded Products[1]

- At the forefront of the modern man
- Our New Era: One Brand, One Icon
- Timeless elegance
- ACHILLFARM[3] in the supply chain: Traceable "From Sheep to Shop"

THOM BROWNE SEGMENT

THOM BROWNE.
NEW YORK

- "Create something that people want, an idea, commitment"
- Anchored to the product "substance"
- Museum-worth design

Textile & Strategic Alliances

TEXTILE

- Where it all started
- The backbone of the Group's Luxury Textile Laboratory
- Unique raw material sourcing & manufacturing capabilities
- The finest wool in the world

STRATEGIC ALLIANCES

- Craftsmanship excellence on the back of a century-long experience
- Partner of choice of leading luxury brands

Sources: Company information and Management estimates as of Jun-21 for 2021E Zegna business plan; totals might be affected by rounding
Notes: See Appendix for important information about Core and other non-IFRS financial metrics
1. Zegna Branded Products include apparel, bags, shoes and small and large leather goods, as well as licensed goods and royalties
2. Includes eliminations for transactions between Zegna Segment and Thom Browne Segment, accounting adjustments and other minor businesses belonging to the Zegna Segment
3. Achillfarm was demerged on November 1, 2021 as part of the real estate business disposition. Zegna will continue to source raw materials from Achillfarm following such demerger
4. Based on Zegna Branded Products and Thom Browne Segment, excluding Textile & Strategic Alliances
5. Core number of DOS excludes 17 Korea stores, which were converted to franchising in Jan-21, and Agnona stores following disposition
6. As of Jan-21

Ermenegildo Zegna Group

62

…FIRMLY POSITIONED IN THE STRUCTURALLY ATTRACTIVE LUXURY MARKET Personal Luxury Goods Market Evolution (€bn) Key Drivers of Market Growth 1 % Global Market 15% 23% 23-26% 30-33% 380 Casualisation Digital & Direct Contact 360 295 281 250 217 China Emotions & Experientiality 76 Point of View on Future Generational & Inspiration Shift 1996 2019 2020 2021 2025 Sources: Bain-Altagamma worldwide luxury market monitor, Spring Update 2021 edition for global market size 1996, 2019, 2020E, 2021E; Market estimates for global market size 2025E and for China’s share of the global market Notes: 63 1. Data for Greater China 2. CAGR calculated using the midpoint values for 2021E and 2025E CONFIDENTIAL

LEVERAGING OUR STRONG BRAND DNA TO INCREASE OUR REACH Deeply entrenched customers Sharing our values with consumers 1 Customers profiles Multiple Deep and loyal customer base touchpoints to 2 Spending behaviour follow and support customers 3 Trends of purchase Evolving with our customers’ changing habits and preferences Offering a full suite of From the Board iconic products for all room to a walk aspects of our in the park customers' lives Digital and physical touchpoints to engage with consumers 3 Made-to-measure and customizable Highly formal and casual garments customized ONE BRAND to expand demographics reach service delivered in <4 weeks Source: Company information 64 CONFIDENTIAL

SALES CHANNEL MIX


Distribution
Zegna Branded Products[1]
2020A Revenues: €637m
83%
17%
1
DTC
2
Wholesale
Americas - 39
EMEA - 71
238 DOS[2]
Greater China Region 82
Rest of APAC 46
Outlets
Concessions
Travel Retail
Zegna.com
Other e-Commerce Platforms
Franchises
Department and Multibrand Specialty Stores
Online Multibrand Stores
Monobrand Wholesale / Franchisee Distribution Network: 212 PoS[3,4]
THOM BROWNE NEW YORK
2020A Revenues: €180m
47%
53%
1
DTC
2
Wholesale
Americas - 4
EMEA - 6
Rest of APAC - 13
38 DOS[2]
Greater China Region 15
Outlets
ThomBrowne.com
Travel Retail
Franchises
Department Stores
Online Multibrand Stores
Monobrand Wholesale Distribution Network: 36 PoS[3]

Sources: Company information

Notes: See Appendix for important information about Core and other non-IFRS financial metrics

1. Zegna Branded Products include apparel, bags, shoes and small and large leather goods, as well as licensed goods and royalties
2. Includes full price points of sale and outlets as of December 31, 2020; for the Zegna Segment, Core number of DOS excludes 17 Korean stores, which were converted to franchising in Jan-21
3. Points of sale as of December 31, 2020; for Zegna Branded Products, includes points of sale operate by wholesale customers and franchisees
4. Includes 17 Korean stores, which were converted to franchising in Jan-21

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65

CONFIDENTIAL

CONFIDENTIAL

LOGISTICS

ZEGNA GROUP SUPPLY CHAIN STRATEGY: FULL CONTROL ON KEY ELEMENTS OF THE CHAIN

Control level	Design	Prototyping / samples		Production (~70% in Italy)	
In-house	●	◕	• Sleeve units • Shirts • Belts • Knitwear • Most of shoes • Part of outerwear	◔	• Sleeve units • Made-To-Measure • Most of Knitwear • ½ of Shirts • Most of Belts
Outside	○	◔	• Jersey • Small/large leather goods • Trousers • Leather/technical outerwear	◕	• Most of outerwear • Most of leather accessories/shoes • Jersey • Trousers • ½ of Shirts
Rationale		• Internal prototyping to have control of product cost / quality • Allows for quick reaction time (i.e. Capsules)		• Internal production on: – High-end products, such as cashmere or higher priced items – Made-To-Measure (service) – Sleeve units, due to unique know-how	

◑ Share done in-house / outside

Source: Company information

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66

CONFIDENTIAL

LOGISTICS

SUPPLY CHAIN FOOTPRINT: PLANTS AND DISTRIBUTION CENTERS


Lanificio Zegna (BI)
- Mens fabrics
Mendrisio (CH), Sleeves units, shirts, trousers
San Pietro Mosezzo (NO) - (Sleeve units)
(2)Parma - Outerwear and leather accessories
New Jersey - Second level distribution centre
Verrone - knitwear
Ismaco (Istanbul) - Shirts
Dondi (MO)
Jersey fabrics
Bonotto (VI) - Fashion fabrics
Shanghai - Second level distribution centre

Focus on Central Europe


Lanificio Zegna (Biella) – mens fabrics
Mendrisio - sleeve units, shirts, trousers
Verrone - knitwear
San Pietro Mosezzo (Novara) - sleeve units
Bonotto (Vicenza) - Fashion fabrics
Parma - Outerwear and leather accessories
Dondi (Modena) - Jersey fabrics
Ismaco (Istanbul) - shirts

● Finished product plants ● Fabrics plants ● Distribution centres

Source: Company information

Ermenegildo Zegna Group
67

Appendix — Transaction structure and governance 68 CONFIDENTIAL

CONFIDENTIAL

TRANSACTION STRUCTURE

Key Transaction Highlights

Headline Valuation

$3,135m Core Enterprise Value[1,11]	~18x 2022E Adj. EBIT Multiple[2,11]

$2,491m
Core Equity Value[11]

~62%
Zegna Shareholders Ownership

Financing Details

$403m+$219m SPAC Size + FPA[4]	$250m PIPE Size[3]
$261m Primary Proceeds[5]	~$542m[6] Secondary Proceeds

Sources & Uses

Sources ($m)		Uses ($m)	
Existing Shareholders Rollover Equity	1,554	Existing Shareholders Rollover Equity	1,554
Cash in Trust	403	Primary Proceeds[5]	261
PIPE[3]	250	Secondary Proceeds[6]	542
FPA[4]	219	Estimated Transaction Fees and Expenses[7]	69
Total	2,426	Total	2,426

Pro Forma Ownership and Equity Valuation (at $10.0 per share, assuming no redemptions)[5]


Management Grants
0.4%
PIPE Investors
10.0%
IIAC Public Shareholders
16.2%
IIAC Sponsor[9]
11.1%
Zegna Shareholders[8]
62.4%

Pro Forma Ownership	NOSH (m)	Value ($m)
Zegna Shareholders[8]	155.4	1,554
IIAC Sponsor[9]	27.5	275
IIAC Public Shareholders	40.3	403
PIPE Investors	25.0	250
Management Grants[12]	0.9	9
Total	249.1	2,491

50% Sponsor promote shares not immediately available upon Closing, but subject to vesting conditions[10] — thus signaling full conviction and alignment on business prospects

Notes: See Glossary for relevant definitions; totals might be affected by rounding

1. Includes core Net Financial Indebtedness and debt-like items as of December 31st 2020, as well as adjustments for one-off cash outflows taking place in 2021 such as the cash contributions related to the New Bond Street (London) Building, Agnona and the acquisitions of a 5% stake in Thom Browne, a 60% stake in Ubertino and a 40% stake in Biagioli; does not include the €9.6m cash-out related to the purchase of an additional 10% interest in Lanificio Ermenegildo Zegna e Figli S.p.A. to be paid by the end of 2021
2. Adj. EBIT estimates used in computing the multiple include Ubertino's forecasted EBIT contribution
3. Pursuant to the PIPE Financing, Zegna has agreed to issue and sell to PIPE Investors an aggregate of 25,000,000 Ordinary Shares at $10.00 per share for an aggregate purchase price of $250,000,000
4. Under the Forward Purchase Agreement, as amended, the FPA Purchaser will purchase 22,500,000 Class A Shares for an aggregate purchase price of €184,500,000, subject to adjustment in accordance with the terms of the Forward Purchase Agreement; the dollar amount listed in the chart is for illustrative purposes only and assumes a EUR:USD exchange rate of 1.188, being the publicly available EUR:USD exchange rate on June 30, 2020 (the "Balance Sheet Exchange Rate")
5. Illustrative $10 share price, assuming no redemptions on SPAC shares; excludes 13.4m public warrants, 6.7m private placement warrants, any warrants granted to post-closing directors of Ermenegildo Zegna Group (each warrant struck at $11.50) and shares issued to management as management grants which are subject to certain vesting conditions; free float of 26.6%, which includes 40.3m SPAC shares, 25.0m PIPE shares and an additional 0.9m shares issued as management grants and excluding potential additional shares to be issued after the exercise of warrants
6. Under the Business Combination Agreement, Zegna will repurchase 54,600,000 Ordinary Shares from Monterubello, in exchange for €455,000,000. The dollar amount listed in the chart is for illustrative purposes only and assumes the Balance Sheet Exchange Rate for Forward Purchase funds used for the Share Repurchase and a EUR:USD exchange rate of 1.193, being the foreign currency exchange rate to be paid as of the last business day in November 2021 (the "Hedge Exchange Rate") for cash held in the Trust Account used for the Share Repurchase
7. Represents the total estimated transaction fees and expenses incurred by IIAC and Zegna as part of the Business Combination. Transaction fees and expenses were incurred in both dollars and euros. Transaction fees and expenses incurred in euros are listed in the chart in dollars for illustrative purposes only and assume the Balance Sheet Exchange Rate; includes applicable VAT
8. Reflects the Share Repurchase, whereby at the Closing Zegna will repurchase 54,600,000 Ordinary Shares from Monterubello in exchange for the Cash Consideration; excludes shares to be issued to certain Zegna Shareholders in connection with the PIPE Financing or as management grants
9. Includes shares to be issued to the IIAC sponsor, to the FPA Purchaser and to the Other Class B Shareholders but excluding shares to be issued to them in connection with the PIPE Financing and the Escrowed Share, which are subject to release if certain targets are attained
10. 35% of the Sponsor promote shares will vest when the stock price equals or exceeds $12.50, whilst 15% of the Sponsor promote shares will vest when the stock price equals or exceeds $15.00
11. For valuation purposes, Core Enterprise Value, Core Equity Value and 2022E Adj. EBIT Multiple are based on a reference EUR:USD exchange rate of 1.20 in line with the Term Sheet and the Business Combination Agreement
12. Includes shares to be issued to management that are not subject to vesting conditions, but excludes shares to be issued to the CEO which are subject to certain vesting conditions

Ermenegildo Zegna Group

69

A FAMILY BUSINESS RUN AS A TOP PUBLIC COMPANY STRENGTHENING THE STRUCTURE IN THE TRANSITION TO PUBLIC COMPANY Board of Directors TODAY 39 Board of Group CEO 2 8 BoD members; 4 external Directors Group C-Suite 5 <1 4 5 <1 Chief Chief Group Group Marketing, Investor Operating HR & General Digital & Relations & Financial Organization Sustainability AFTER LISTING Counsel Director Officer Director Officer segment segment Board of 11 BoD members; 8 external and 4 new Directors 1 1 14 28 41 5 3 3 Divisional Brand Director Strategic Founder & directors CEO Textile Artistic Apparel & Alliances Chief Creative CEO Leather Division Director Director Officer Accessories Committees, comprised of at least 3 directors, majority of whom independent: Regional Other Committees✓ Audit committee 3 1 5 24 44 Region Head Retail heads directors ✓ Compensation committee Region Head Region Head of of EMEA & Experience of APAC North America ✓ Governance and Sustainability committee LatAm Director Sources: Company information x Years in Zegna Zegna family member Notes: 70 1. Since acquisition by Zegna Group 2. Refers to non-family members CONFIDENTIAL

Appendix — Financials 71 CONFIDENTIAL

CONFIDENTIAL

ZEGNA GROUP'S KEY FINANCIALS

Ermenegildo Zegna Group (€m)

2021E Core revenues[1]	2021E Greater China Region share of Apparel & Accessories revenues[2]	2021E DTC[3] share of Apparel & Accessories revenues[2]	2021E Core Adj. EBITDA	2021E Core Adj. EBIT	2021E Core net financial indebtedness[4]
€1,207m	51% *(vs. 41% in 2019)*	77% *(vs. 74% in 2019)*	€264m	€111m	€84m

Zegna Segment (€m)[6]

2021E Core revenues	2021E Core Adj. EBITDA	2021E Core Adj. EBIT
€985m	€207m	€80m

2021E DTC revenues[3] *(% of Zegna Branded Product revenues[5])*	2021E Luxury Leisurewear and Leather Accessories *(% of Zegna Branded Products revenues[5])*	sneaker revenues CAGR 2021E-23E
84%	67% *(vs. 53% in 2016)*	+17%

THOM BROWNE NEW YORK Segment (€m)[7]

2021E Revenues	2021E Adj. EBITDA	2021E Adj. EBIT
€230m	€57m	€31m

2021E DTC revenues[3] *(% of Thom Browne revenues)*	revenues CAGR 2018A-21E	2021E womenswear revenues *(% of Thom Browne revenues)*
49%	+24%	30% *(vs. 19% in 2016)*

Sources: Company information and Management estimates as of Jun-21 for 2021E and 2023E Zegna business plan

Notes: See Glossary for relevant definitions

1. Includes €8m eliminations between Segments
2. Based on Zegna Branded Products and Thom Browne Segment, excluding Textile & Strategic Alliances
3. Includes e-commerce revenues
4. Computed as (+) debt items (-) cash items; includes €92m one-off cash outflows, i.e. €43m related to purchase price and related charges for the acquisition of 50% of the New Bond Street (London) building (the New Bond Street building was demerged as part of the real estate business disposition occurred prior to the consummation of a potential transaction), €6m cash contribution to Agnona, €32m related to the acquisition of a 5% stake in Thom Browne and €11m impact from Ubertino's 60% stake acquisition and Biagioli's 40% stake acquisition; does not include the €9.6m cash-out related to the purchase of an additional 10% interest in Lanificio Ermenegildo Zegna e Figli S.p.A. to be paid by the end of 2021
5. Zegna Branded Products include apparel, bags, shoes and small and large leather goods, as well as licensed goods and royalties
6. The Zegna Segment includes Zegna Branded Products, Textile and Strategic Alliances, accounting adjustments and others
7. Includes Thom Browne business

Ermenegildo Zegna Group
72

ZEGNA GROUP (€m) CORE REVENUES EVOLUTION BY CHANNEL (€M) +3.1% CAGR CAGR 2019A-23E 28 4 1,476 74 19 164 54 (14%) 1,306 180 126 +4% Textile & 18 1,207 driven by Thom Browne Wholesale growth and Zegna recovery Strategic 97 (close to 2019 levels); Travel Retail as a key factor in APAC 15 Alliances 75 110 +3% 151 317 206 76 growth mostly driven by Thom Browne roll-out, Zegna productivity and digital for both segments 277 243 +5% 961 804 798 // 1 2 2019A 2021E DTC Wholesale Textile & Other minor 2023E Strategic Alliances 1 2 DTC Wholesale Textile & Strategic Alliances Other minor Textile Strategic Alliances Sources: Company information and Management estimates as of Jun-21 for 2021E and 2023E Zegna business plan Notes: See Glossary for relevant definitions 73 1. Also includes royalties 2. Includes eliminations for transactions between Zegna Segment and Thom Browne Segment, and other minor business belonging to the Zegna Segment CONFIDENTIAL

ZEGNA GROUP 1 CORE NET FINANCIAL INDEBTEDNESS • including €11m impact from 2 acquisitions announced in 2021 • total impact of one-off cash outflows of €92m • includes impact of one-off cash outflows such as: €43m purchase 84 price and related charges for the acquisition of 50% of the New 4 Bond Street (London) building , €6m cash contribution to Agnona 3 and €32m related to the acquisition of a 5% stake in Thom Browne – 73 totalling €81m 32 18 10 2018A 2019A 2020A 2021E Core IFRS16 lease liabilities 556 546 443 Sources: Company information and Management estimates as of Jun-21 for 2021E Zegna business plan Notes: See Glossary for relevant definitions 1. Computed as (+) debt items (-) cash items; see Glossary for additional details 74 2. Ubertino’s 60% stake acquisition and Biagioli’s 40% stake acquisition, announced in June 2021 3. Does not include the €9.6m cash-out related to the purchase of an additional 10% interest in Lanificio Ermenegildo Zegna e Figli S.p.A. to be paid by the end of 2021 4. The New Bond Street building was demerged as part of the real estate business disposition occurred prior to the consummation of a potential transaction CONFIDENTIAL

ZEGNA GROUP 1 CORE ADJ. OPERATING CASH FLOW (MANAGEMENT ESTIMATES) 81 64 4 2018A 2019A 2020A Core net cash flows from 256 239 136 2 operating activities Core operating capex (57) (57) (33) Core payment of lease liabilities (117) (118) (98) Source: Company information and estimates Notes: See Glossary for relevant definitions 75 1. Management estimates quantify the cash impact of the disposition 2. Excluding income taxes paid and interest paid CONFIDENTIAL

CONFIDENTIAL

GLOSSARY

METRIC	DEFINITION
Core perimeter	The "core" measures included in this presentation are unaudited. Such measures exclude certain businesses of the Company divested (by way of one or more demergers or other transfers) prior to the consummation of the Transaction (such divestitures, collectively, the "Disposition"). The Disposition concerns (i) the Company's real estate business (consisting of the Company's former subsidiary E.Z. Real Estate S.r.l., which directly or indirectly holds substantially all of the Company's real estate assets, as well as certain properties owned by Lanificio Ermenegildo Zegna e Figli S.p.A. ("Lanificio"), including part of Lanificio's industrial building located in Valdilana and Lanificio's hydroelectric plants), (ii) its 10% equity interest in Elah Dufour S.p.A. and certain related contractual rights and obligations, and (iii) its equity stake in Agnona S.r.l. (70% of which was divested in January 2021, 10% in September 2021 and the remaining 20% in October 2021). The prospective core measures included in this presentation exclude, in addition to the Disposition described above, the impact of the following transactions occurred after December 31, 2020 (unless otherwise indicated): (a) the purchase of a 60% equity interest in Tessitura Ubertino S.r.l., which was consummated on June 4, 2021; and (b) the purchase of a 40% equity interest in Filati Biagioli Modesto S.p.A. (which following consummation will be consolidated line by line in the Zegna consolidated financial statements), which was consummated on July 14, 2021. The word "core" associated with any non-IFRS measures has no other meaning but the one described above.
Adjusted EBIT	Adjusted EBIT is defined as profit or loss before income taxes, financial income, financial expenses, exchange gains/(losses), result from investments accounted for using the equity method and impairments of investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, including donations granted during COVID-19 pandemic, legal expenses related to lease agreements, impairment losses on property plant and equipment and right-of-use assets, severance expenses and indemnities, costs relating to the Agnona disposal, impairment losses on held for sale assets and gains on disposal of property plant and equipment.
Adjusted EBITDA	Adjusted EBITDA is defined as profit or loss before income taxes, financial income, financial expenses, exchange gains/(losses), depreciation, amortization, result from investments accounted for using the equity method and impairments of investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, including donations granted during COVID-19 pandemic, legal expenses related to lease agreements, impairment losses on property plant and equipment and right-of-use assets, severance indemnities and provision for severance expenses, impairment losses on held for sale assets and gains on disposal of property plant and equipment.
Net Financial Indebtedness	Net Financial Indebtedness is defined as the sum of financial borrowings (current and non-current), derivative financial instruments and bonds, loans and certain other financial liabilities (recorded within other current and non-current financial liabilities in the consolidated statement of financial position), net of cash and cash equivalents, derivative financial instruments and other current financial assets.
Business Segment	The Directors and Management of the Group use segmentation to understand and evaluate operating performance and trends of our business: the relevant business segments are the Zegna Segment and the Thom Browne Segment. We monitor Revenues and Adjusted EBIT for each Segment. The Revenues of each Segment may include intercompany revenues vs the other Segment. The Zegna Segment includes Zegna Branded Products, Textile and Strategic Alliances, accounting adjustments and others. The Thom Browne Segment includes the Thom Browne business.
Operating capex	Operating capex is defined as sum of cash flows relating to (Payments)/Proceeds from Disposal of property plant and equipment, intangible assets and investment property. It does not include (Payments)/Proceeds from Disposal of right of use assets.
Adjusted Operating Cash Flow	Adjusted Operating Cash Flow is defined as: (a) Net cash flows from operating activities, excluding income taxes paid and interest paid (b) (Payments)/Proceeds from Disposal of property plant and equipment, intangible assets and investment property (c) Payment of lease liabilities.

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SUMMARY NON-IFRS CORE FINANCIALS (1/2) Key income statement items (€m) 1 €m 2018A 2019A 2020A 2021E 2022E 2023E 1,153 1,150 834 Zegna Segment core revenues 985 1,082 1,179 Thom Browne Segment revenues 19 161 180 230 268 306 Eliminations between Segments (0) (6) (8) (8) (8) (9) Core revenues 1,173 1,306 1,005 1,207 1,342 1,476 Core Adj. EBITDA 262 282 193 264 312 354 Zegna Segment Core Adj. EBIT 108 97 (5) 80 96 119 1 16 29 31 46 55 Thom Browne Segment Adj. EBIT Core Adj. EBIT 109 112 24 111 142 173 Source: Company information and Management estimates as of Jun-21 for 2021E-2023E Zegna business plan Notes: See Glossary for relevant definitions 77 1. Reported figures include 1 month contribution from Thom Browne in 2018, given it was consolidated in Zegna Group financials starting 30-Nov-18 CONFIDENTIAL

SUMMARY NON-IFRS CORE FINANCIALS (2/2) Key balance sheet and cash flow items (€m) €m 2018A 2019A 2020A 1 Core Net Financial Indebtedness 10 18 32 556 546 443 Core IFRS16 lease liabilities 310 308 320 Core inventories Core trade receivables 164 178 140 Core trade payables and customer advances (226) (226) (183) Core Trade Working Capital (TWC) 247 260 277 2 Core net cash flows operating activities 256 239 136 (57) (57) (33) Core operating capex Core payment of lease liabilities (117) (118) (98) Core Adjusted Operating Cash Flow 81 64 4 Source: Company information Notes: See Glossary for relevant definitions 78 1. Computed as (+) debt items (-) cash items 2. Excluding income taxes paid and interest paid CONFIDENTIAL

IFRS RECONCILIATIONS (1/6) Core revenues reconciliation (€m) €m 2018A 2019A 2020A Zegna Segment Core revenues 1,153 1,150 834 Thom Browne Segment revenues 19 161 180 Eliminations between Segments (0) (6) (8) Core revenues 1,173 1,306 1,005 10 16 10 Disposition reversal Revenues (IFRS) 1,183 1,321 1,015 Source: Company information Note: See Glossary for relevant definitions 79 CONFIDENTIAL

IFRS RECONCILIATIONS (2/6) Core Adj. EBIT reconciliation (€m) €m 2018A 2019A 2020A 1H 20A 1H 21A Zegna Segment Core Adj. EBIT 108 97 (5) Thom Browne Segment Adj. EBIT 1 16 29 Core Adj. EBIT 109 112 24 Disposition Reversal (3) (5) (4) Adj. EBIT 105 107 20 (52) 67 1 Adjustments / Reconciling Items (10) (19) (43) (9) (15) Operating profit (IFRS) 95 89 (23) (61) 52 Financial income 23 22 34 13 33 Financial expenses (45) (37) (48) (24) (17) Exchange gains / (losses) 1 (2) 13 (3) (3) Result from investments accounted for using the equity method (1) (2) (4) (3) (0) Impairment of equity investments accounted for using the equity method (3) 0 (5) (4) - Income taxes (29) (44) (15) (6) (32) Profit / (loss) for the year (IFRS) 41 25 (47) (88) 32 Source: Company information Notes: See Glossary for relevant definitions 80 1. Including donations granted during the COVID-19 pandemic, legal expenses related to lease agreements, impairment losses on property plant and equipment and right-of-use assets, severance indemnities and provision for severance expenses, impairment losses on held for sale assets and gains on disposal of property plant and equipment; also includes impact from Agnona disposal for the six months ended June 30, 2021 CONFIDENTIAL

IFRS RECONCILIATIONS (3/6) Core Adj. EBITDA reconciliation (€m) €m 2018A 2019A 2020A Core Adj. EBITDA 262 282 193 Disposition reversal (2) (7) (7) Adj. EBITDA 260 275 186 Depreciation and amortization (154) (168) (166) 1 Adjustments / Reconciling Items (10) (19) (43) Operating profit (IFRS) 95 89 (23) Financial income 23 22 34 Financial expenses (45) (37) (48) Exchange gains / (losses) 1 (2) 13 Result from investments accounted for using the equity method (1) (2) (4) Impairment of equity investments accounted for using the equity method (3) 0 (5) Income taxes (29) (44) (15) Profit / (loss) for the year (IFRS) 41 25 (47) Source: Company information Notes: See Glossary for relevant definitions 81 1. Including donations granted during the COVID-19 pandemic, legal expenses related to lease agreements, impairment losses on property plant and equipment and right-of- use assets, severance indemnities and provision for severance expenses, impairment losses on held for sale assets and gains on disposal of property plant and equipment CONFIDENTIAL

IFRS RECONCILIATIONS (4/6) Key balance sheet items reconciliation (€m) €m 2018A 2019A 2020A 1 Core Net Financial Indebtedness 10 18 32 Disposition reversal (26) (28) (25) Net Financial Indebtedness (16) (10) 7 Core IFRS16 lease liabilities 556 546 443 Disposition reversal (8) (38) (35) IFRS16 lease liabilities (IFRS) 548 508 408 Core Trade Working Capital (TWC) 247 260 277 Disposition reversal 0 7 (5) Trade Working Capital (TWC) 247 267 272 Inventories 314 315 321 Trade receivables 162 178 139 Trade liabilities and customer advances (229) (226) (188) Source: Company information Notes: See Glossary for relevant definitions 82 1. Computed as (+) debt items (-) cash items; see Glossary for additional details CONFIDENTIAL

IFRS RECONCILIATIONS (5/6) Key balance sheet items reconciliation – focus on Core Net Financial Indebtedness (€m) €m 2018A 2019A 2020A Non current borrowings 620 514 559 Current borrowings 143 106 106 Derivative financial instruments 12 14 13 Other non current financial liabilities (Bonds and other) 7 8 8 Total borrowings, other financial liabilities and derivatives 782 642 686 Cash and cash equivalents (218) (211) (317) Derivative financial instruments (1) (6) (12) Other current financial assets (579) (435) (350) Total cash and cash equivalents, other current financial assets and derivatives (799) (652) (679) 1 Net Financial Indebtedness (16) (10) 7 Disposition impact 26 28 25 Core Net Financial Indebtedness 10 18 32 Source: Company information Notes: See Glossary for relevant definitions 83 1. Computed as (+) debt items (-) cash items; see Glossary for additional details CONFIDENTIAL

IFRS RECONCILIATIONS (5/6) Key balance sheet items reconciliation – focus on Core Net Financial Indebtedness (€m) €m 2018A 2019A 2020A 1H 21A Non-current borrowings 620 514 559 533 Current borrowings 143 106 106 182 Derivative financial instruments - Liabilities 12 14 13 9 Other non-current financial liabilities (bonds and other) 7 8 8 8 Other current financial liabilities (other) - - - 2 Total borrowings, other financial liabilities and derivatives 782 642 686 734 Cash and cash equivalents (218) (211) (317) (286) Derivative financial instruments – Assets (1) (6) (12) (2) Other current financial assets (579) (435) (350) (373) Total cash and cash equivalents, other current financial assets and derivatives (799) (652) (679) (661) 3 Net Financial Indebtedness (16) (10) 7 73 Disposition impact 26 28 25 Core Net Financial Indebtedness 10 18 32 Source: Company information Notes: See Glossary for relevant definitions 1. Includes only the bonds and other components of the “Other non-current financial liabilities” line item from Zegna’s consolidated statement of financial position 84 2. Includes only the other component of the “Other current financial liabilities” line item from Zegna’s consolidated statement of financial position, which relates to a short-term loan 3. Computed as (+) debt items (-) cash items; see Glossary for additional details CONFIDENTIAL

IFRS RECONCILIATIONS (6/6) Key cash flow items reconciliation (€m) €m 2018A 2019A 2020A 193 174 71 Net cash flows from operating activities 20 27 21 Cash-out of interest add-back 33 31 36 Cash-out of income taxes add-back Net cash flows from operating activities, excluding income taxes paid and interest 246 232 128 paid 10 7 7 Disposition impact Core Net cash flows from operating activities, excluding income taxes paid and 256 239 136 interest paid (15) (46) (27) (Payments)/Proceeds from Disposal of property plant and equipment (11) (13) (12) (Payments)/Proceeds from Disposal of intangible assets 0 (0) 0 (Payments)/Proceeds from Disposal of investment property (26) (60) (38) Operating Capex (31) 2 5 Disposition impact (57) (57) (33) Core Operating Capex Payment of lease liabilities (IFRS) (113) (110) (91) Disposition impact (4) (7) (7) Core payment of lease liabilities (117) (118) (98) 1 Adjusted Operating Cash Flow 106 62 (0) Disposition impact (25) 2 5 Core Adjusted Operating Cash Flow 81 64 4 Source: Company information Notes: See Glossary for relevant definitions 85 1. Adjusted Operating Cash Flow includes net cash flows from operating activities, excluding income taxes paid and interest paid, (payments)/proceeds from disposal of property plant and equipment, intangible assets and investment property, and payment of lease liabilities CONFIDENTIAL

DOS NETWORK EVOLUTION 1 2 2 Zegna Branded Products (# DOS ) Thom Browne (# DOS ) at year end at year end 6 (1) 7 244 [ ] (6) 238 5 68 3 46 39 3 9 19 9 65 71 38 16 4 45 46 6 13 34 88 82 15 2020A Greater Rest of EMEA Americas 2023E 2020A Greater Rest of EMEA Americas 2023E China APAC China APAC Region Region Greater China Region Rest of APAC EMEA Americas Source: Company information and Management estimates as of Jun-21 for 2023E Zegna business plan Notes: Core number of DOS excludes 17 Korean stores, which were converted to franchising in Jan-21 86 1. Zegna Branded Products include apparel, bags, shoes and small and large leather goods, as well as licensed goods and royalties 2. Includes full price points of sale and outlets CONFIDENTIAL

CONFIDENTIAL

INVESTINDUSTRIAL ACQUISITION CORP. OVERVIEW

Team Overview

	Advisory Board	Investindustrial Acquisition Corp. Leadership	
	 Antonio Gatti	 Sergio P. Ermotti	 Roberto Ardagna
Investindustrial role / since	Managing Principal Lugano 2019	-	Managing Principal London 2010
SPAC Role	Advisor	Chairman	CEO and Director
Selected Experience	Goldman Sachs	UBS, Merrill Lynch, UniCredit	The Carlyle Group

Investindustrial Overview

European leader with strong presence in Southern Europe

- Founded in 1990 with backing from an industrial conglomerate, active since the late 20th century (Bonomi family)
- €11bn of raised fund capital
- Consistent performance with 2x+ gross return in each fund
- Established regional track record with 67 portfolio companies since inception of which 48 realised and partially realised

Global capabilities to support growth and internationalization

- Large team: more than 140 professionals including 76 investment professionals across 7 offices and 3 continents
- Dedicated business development teams in New York, London and Shanghai to support international expansion strategies

Long-term, industrially-driven approach

- Complex sourcing of quality companies based on proprietary networks in sectors of expertise
- Active support to accelerate growth and profitability through internationalization, industrial repositioning and/or sector-driven build-ups
- Deep knowledge of roll-outs and transformational add-ons

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RISK FACTORS All references to Zegna refer to the business of Ermenegildo Zegna Holditalia S.p.A. and its consolidated subsidiaries. The risks presented below are certain of the general risks related to the business of Zegna and to the contemplated business combination and such list is not exhaustive. The list below is qualified in its entirety by disclosures contained in the Registration Statement on Form F-4 filed by Zegna with the SEC on August 28, 2021, as amended (which Registration Statement has not yet been declared effective by the SEC), and any future documents filed or furnished by Zegna and Investindustrial Acquisition Corp. ( IIAC ) with the United States Securities and Exchange Commission ( SEC ), including the documents filed or furnished in connection with the proposed transactions between Zegna and IIAC. The risks presented in such filings will be consistent with those that would be required for a public company in its SEC filings, including with respect to the business and securities of Zegna and IIAC and the proposed transactions between Zegna and IIAC, and may differ significantly from and be more extensive than those presented below. The risks described below are not the only ones that Zegna faces. Additional risks that Zegna currently does not know about or that it currently believes to be immaterial may also impair Zegna’s business, financial condition or results of operations. You should review the investor presentation and perform your own due diligence prior to making an investment in Zegna or IIAC. • Zegna’s business is highly dependent on the recognition, integrity and reputation of its brands. • Zegna’s success depends on its ability to anticipate trends and to identify and respond to new and changing consumer preferences. • Zegna is subject to risks related to the COVID-19 pandemic or similar public health crises that may materially and adversely affect its business. • Zegna operates in many countries around the world and, accordingly, is exposed to various international business, regulatory, social and political risks. • Developments in Greater China and other growth and emerging markets may adversely affect Zegna’s business. • Failure to implement Zegna’s strategy could adversely affect its results of operations. • Zegna depends on its manufacturing and logistics facilities, which are subject to disruption. • Zegna is subject to certain risks related to the sale of its products through our retail channel and its directly operated stores. • In the wholesale channel, Zegna is subject to certain risks arising from points of sale operated by third parties, and it is dependent on its joint venture partners and franchisees to sell its products in certain markets. • Fluctuations in the price or quality of, or disruptions in the availability of, raw materials used in Zegna’s products could cause it to incur increased costs, disrupt its manufacturing processes or prevent or delay Zegna from meeting customers’ demands. • Zegna could be adversely affected if it is unable to negotiate, maintain or renew its license agreements and strategic alliances. • Zegna’s business is dependent on tourist traffic and demand. • Zegna’s business success is dependent on certain key personnel. • Zegna is dependent on highly specialized craftsmanship and craftsmanship skills. • Zegna is dependent on the protection of its intellectual property rights. • A disruption in Zegna’s information technology, including as a result of cybercrimes, could compromise confidential and sensitive information. • Zegna is subject to certain risks related to related party transactions. • Zegna is exposed to currency related risks and credit risk. • The markets in which Zegna operates are highly competitive. • Global economic conditions and macro events may adversely affect Zegna. • Zegna is subject to legal and regulatory risk. • Changes in tax, tariff or fiscal policies could adversely affect demand for Zegna’s products. • Changes to taxation or the interpretation or application of tax laws could have an adverse impact on Zegna’s results of operations and financial condition. • Zegna currently benefits or seeks to benefit from certain special tax regimes, which may not be available in the future. • Zegna’s management team has limited experience managing a public company. • IIAC’s founders, directors, officers, advisors and their affiliates may elect to purchase IIAC Class A ordinary shares or IIAC warrants from public shareholders, which may influence the vote on the business combination and reduce the public “float” of IIAC’s Class A ordinary shares. • The ability of IIAC’s shareholders to exercise redemption rights with respect to a large number of outstanding IIAC Class A ordinary shares could increase the probability that the business combination would not occur. • The parties may be unable to successfully or timely consummate the business combination. • Prior to the closing of the business combination, uncertainties about the transaction may cause a loss of key management personnel and other key employees. • Prior to the closing of the business combination, uncertainties about the transaction may cause third parties to delay or defer decisions concerning Zegna or seek to change existing arrangements. • The parties expect to incur significant transaction costs in connection with the business combination. • Fluctuations in foreign currency exchange rates could result in currency transaction losses that negatively impact Zegna’s financial result and the anticipated transaction uses and sources. 88 CONFIDENTIAL

DISCLAIMER (1/2) Confidentiality and Disclosures This presentation (the “Presentation”) is provided for information purposes only and has been prepared in connection with a possible business combination (a “Transaction”) involving Ermenegildo Zegna Holditalia S.p.A. (the “Company”) and a special purpose acquisition company, Investindustrial Acquisition Corp. (the “SPAC”). The Presentation is being provided to you on a confidential basis and solely in your capacity as a potential investor in connection with a Transaction. The Presentation may not be reproduced or redistributed, in whole or in part. The information in the Presentation and any oral statements made in connection with the Presentation do not constitute or form part of (i) any advertisement or marketing materials, any offer to sell or issue or invitation to purchase or subscribe for, or any solicitation of any offer to purchase or subscribe for, any securities, nor (ii) a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with a Transaction, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions. The Presentation, any part of it or the fact of its distribution do not form the basis of, nor may be relied upon in connection with, any contract or investment decision. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. The Presentation is only directed at and being communicated to (A) persons in Member States of the European Economic Area who are “qualified investors” within the meaning of Article 2(e) of Regulation (EU) 2017/1129; and (B) persons in the United Kingdom who are “qualified investors” within the meaning of Article 2(e) of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 who are also persons (i) having professional experience in matters relating to investments so as to qualify them as “investment professionals” under Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) falling within Article 49(2)(a) to (d) of the Order; and/or (C) are other persons to whom it may otherwise lawfully be communicated (all such persons referred to in (A), (B) and (C) together being “Relevant Persons”). The Presentation must not be provided to persons who are not Relevant Persons. Any investment activity to which the Presentation relates will only be available to Relevant Persons. Nothing in the Presentation constitutes investment, tax or legal advice or a recommendation regarding any securities. If you have received the Presentation and you are not a Relevant Person you must return it immediately to the Company. You should consult your own legal, regulatory, tax, business, financial and accounting advisors to the extent you deem necessary, and must make your own decisions and perform your own independent investment and analysis of an investment in the Company, the SPAC, and the Transaction contemplated in the Presentation. Use of Data To the extent available, the industry, market and competitive position data in the Presentation has come from official or third-party sources. Third party industry publications, studies and surveys generally state that the data contained therein have been obtained from sources believed to be reliable, but that there is no guarantee of the accuracy or completeness of such data. Further, no representation is made as to the reasonableness of the assumptions made by the third-party sources. While the Company reasonably believes that each of these publications, studies and surveys has been prepared by a reputable source, the Company has not independently verified the data contained therein. In addition, certain of the industry, market and competitive position data contained in the Presentation has come from the Company’s own internal research and estimates based on the knowledge and experience of the Company’s management in the markets in which the Company operates. Such research and estimates, and their underlying methodology and assumptions, have not been verified by any independent source for accuracy or completeness and are subject to change. The Presentation is provided as of its date, is for informational purposes only, is subject to material change and is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in connection with a Transaction, and neither the Company nor the SPAC intend, and do not assume any obligation or duty, to update the Presentation at a later date. None of the Company, the SPAC, their affiliates, or their respective directors, officers, employees, advisers or agents accepts any responsibility or liability whatsoever for or makes any representation or warranty, express or implied, as to the truth, fullness, accuracy or completeness of the Presentation (or whether any information contains errors or has been omitted or misstated, whether as a result of negligence or otherwise) or any other information relating to the Company or the SPAC or their respective affiliates, whether written, oral or in a visual or electronic form, and howsoever transmitted or made available or for any loss howsoever arising from any use of the Presentation or its contents or otherwise arising in connection therewith. Certain amounts that appear in this presentation may not sum due to rounding. Use of Projections This presentation contains financial projections and certain “forward-looking statements” regarding the Company’s business strategies, market potential, future financial performance and other matters. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements and any such projections, growth targets, statements and information reflect various estimates and assumptions concerning anticipated results. Forward-looking statements include statements regarding our future financial position and performance, business strategy, budgets, projected costs, plans, synergies and objectives of management for future operations. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “expects,” “intends,” “pro forma,” “estimated,” “forecasted,” “projection” and similar expressions used in connection with any discussion of future operating or financial performance identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. No representations or warranties are made by the Company, the SPAC or any of their respective affiliates or representatives as to the accuracy of any such projections, statements and information. It is understood and agreed that any such projections, targets, statements and information are made as of their respective date, are not to be viewed as facts and are subject to significant business, financial, economic, operating, competitive and other risks, uncertainties and contingencies many of which are beyond the Company’s control, that no assurance can be given that any particular financial projections ranges, or targets will be realized, that actual results may differ from projected results and that such differences may be material. These factors, risks and uncertainties include, but are not limited to, the risk factors listed elsewhere in this appendix. Other unknown or unpredictable factors or factors currently considered immaterial also could have an adverse effect on our results. Consequently, there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. These forward-looking statements are based on management’s expectations and beliefs about future events based on information available to them as of the date each such forward-looking statements is made. As with any projection or forecast, they are inherently susceptible to uncertainty and changes in circumstances. Except as required by law, the Company and the SPAC, and their respective affiliates and representatives are under no obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements whether as a result of any such changes, new information, subsequent events or otherwise. 89 CONFIDENTIAL

DISCLAIMER (2/2) Non IFRS Financial Measures The document includes certain non-IFRS financial measures (including on a forward-looking basis), such as Adjusted EBIT, Adjusted EBITDA, Net Financial Indebtedness, Operating Capex and Adjusted Operating Cash Flow. These non-IFRS measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. The SPAC and Company believe that these non-IFRS measures of financial results (including on a forward forward-looking basis) provide useful supplemental information to investors about the Company. The Company’s management uses forward-looking non-IFRS measures to evaluate the Company’s projected financials and operating performance. However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents, including that they exclude significant expenses that are required by IFRS to be recorded in the Company’s financial statements. In addition, other companies may calculate non-IFRS measures differently, or may use other measures to calculate their financial performance, and therefore, the Company’s non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Additionally, to the extent that forward-looking non-IFRS financial measures are provided, they are presented on a non-IFRS basis without reconciliations of such forward forward-looking non-IFRS measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. Unaudited Core Financial Information This presentation contains certain unaudited historical and prospective financial measures referred to as “core” measures (“the Unaudited Core Financial Information”), which exclude certain businesses of the Company divested (by way of one or more demergers or other transfers) prior to the consummation of the Transaction (such divestitures, collectively, the “Divestment”). The Divestment concerns (i) the Company’s real estate business (consisting of the Company’s former subsidiary E.Z. Real Estate S.r.l., which directly or indirectly holds substantially all of the Company’s real estate assets, as well as certain properties owned by Lanificio Ermenegildo Zegna e Figli S.p.A. (“Lanificio”), including part of Lanificio’s industrial building located in Valdilana and Lanificio’s hydroelectric plants), (ii) its 10% equity interest in Elah Dufour S.p.A. and certain related contractual rights and obligations, and (iii) its equity stake in Agnona S.r.l. (70% of which was divested in January 2021, 10% in September 2021 and the remaining 20% in October 2021). The prospective Unaudited Core Financial Information included in this presentation excludes, in addition to the Divestment described above, the impact of the following transactions occurred after December 31, 2020 (unless otherwise indicated): (a) the purchase of a 60% equity interest in Tessitura Ubertino S.r.l., which was consummated on June 4, 2021; and (b) the purchase of a 40% equity interest in Filati Biagioli Modesto S.p.A. (which following consummation will be consolidated line by line in the Zegna consolidated financial statements), was consummated on July 14, 2021 The word “core” associated with any non-IFRS measures has no other meaning but the one described above. The Unaudited Core Financial Information has been prepared solely for the purpose of illustrating the effects on a hypothetical basis of the Divestment on the Company’s consolidated income statement and consolidated statement of financial position, as if the Divestment had occurred on December 31, 2017. The Unaudited Core Financial Information does not constitute, nor should it in any way be construed as, pro forma financial information within the meaning set forth under Regulation S-X under the Securities Act. In light of the foregoing, in reviewing the Unaudited Core Financial Information it is necessary to consider that the actual impact of the Divestment on the Company’s consolidated results of operations and financial position in future periods may differ, also significantly, from the impact presented in the Unaudited Core Financial Information. Restated Financial Information This Presentation contains financial information for the Company as of December 31, 2020 and 2019 and for each of the three years ended December 31, 2020, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Such financial information has been restated as discussed in Note 43 to the Zegna audited consolidated financial statements as of December 31, 2020 and 2019 and for each of the three years ended December 31, 2020 included in the Registration Statement on Form F-4 which was filed by Zegna with the SEC on August 28, 2021. Trademarks The Company owns or has rights to various trademarks, service marks and trade names that it uses in connection with the operation of is business. This presentation may also contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in the Presentation is not intended to, and does not imply, a relationship with the Company, or an endorsement or sponsorship by or of the Company. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM, © or ® symbols, but the Company will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. By accepting this document and/or attending any presentation relating thereto, you will be deemed to have represented, warranted and undertaken that: (i) you are a Relevant Person (as defined above); and (ii) you have read and agree to fully comply with and accept the contents of this disclaimer notice. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR TERRITORIAL SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE. Additional Information; Participants in the Solicitation If a Transaction is pursued, the SPAC will be required to file a preliminary and definitive proxy statement, which may include a registration statement, and other relevant documents with the SEC. Stockholders and other interested persons are urged to read the proxy statement and any other relevant documents filed with the SEC if and when they become available because they will contain important information about the SPAC, the Company and the contemplated business combination. A registration statement on Form F-4 in connection with the proposed business combination of Zegna and the SPAC was filed with the SEC on August 28, 2021 but has not yet been declared effective. Shareholders of the SPAC will be able to obtain a free copy of the proxy statement (when filed), as well as other filings containing information about the SPAC, the Company and the contemplated business combination, without charge, at the SEC’s website located at www.SEC.gov. The SPAC and the Company and their respective directors, executive officers and other members of management, and employees may be deemed to be participants in the solicitation of proxies from the SPAC’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph. This Presentation does not contain all the information that should be considered in connection with a Transaction. It is not intended to form any basis of any investment decision or any decision in respect to a Transaction. The definitive proxy statement will be mailed to shareholder as of a record date to be established for voting on the contemplated business combination if and when it becomes available. 90 CONFIDENTIAL